Exhibit (a)(2)

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et. seq.) and sets forth the following:

•	First: The name of the trust is Destra International & Event-Driven Credit Fund

•	Second: The name and address of the Registered Agent in the State of Delaware is

Corporation Service Company

251 Little Falls Drive

Wilmington, DE 19808 (New Castle County)

•	Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq).

•	Fourth: (Insert any other information the trustees determine to include therein.)

By:	/s/ Nicholas Dalmaso
Trustee(s)

Name:	Nicholas Dalmaso
Typed or Printed